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SEC 1344            PERSONS WHO POTENTIALLY ARE TO RESPOND TO THE COLLECTION OF
(7-2000)            INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO
Previous            RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB
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                        UNITED STATES               OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION     OMB NUMBER: 3235-0058
                    WASHINGTON, D.C. 20549          Expires: January 31, 2002
                                                    Estimated average burden
                         FORM 12b-25                hours per response....2.50


               NOTIFICATION OF LATE FILING          SEC File Number 0-22183
                                                    CUSIP Number 583062 104

(Check One):
[X] Form 10-K           [ ] Form 11-K            [ ] Form 20-F
[ ] Form 10-Q           [ ] Form N-SAR

    For Period Ended:     February 28, 2001
                      -------------------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended:
                                     -----------------------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

Meade Instruments Corp.
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Full Name of Registrant

N/A
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Former Name if Applicable

6001 Oak Canyon
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Address of Principal Executive Office (Street and Number)

Irvine, California 92618
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]        (a)     The reasons described in reasonable detail in Part
                            III of this form could not be eliminated without unreasonable effort or expense;

         [X]        (b)     The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                              SEC 1344 (11/91)
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                             PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

As of February 28, 2001, the Company was not in compliance with the financial covenants contained in its Loan Agreement. The Company has received a waiver (the "Waiver") from its bank covering such non-compliance. The Waiver modifies the financial covenants through August 31, 2001, at which time the Company would again be required to be in compliance with its original financial covenants. The Waiver also reduces the amount of borrowings available under the revolving line of credit to $22,500,000. The Company has been negotiating with its bank to renew its Loan Agreement with the bank, or in the alternative, to extend the waiver period. Because the Company was not able to renew its Loan Agreement, or to obtain an extended waiver, or to provide other evidence of the Company's ability to address its indebtedness, the Company was unable to finalize the description of the Company's debt and to complete other portions of the Company's financial statements and Form 10-K prior to the due date of its Form 10-K.

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                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           Brent W. Christensen                (949)             451-1450
     ----------------------------------   --------------   ---------------------
                   (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                [X] Yes   [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company previously issued a press release, dated April 19, 2001, reporting its results from operations for the three months and fiscal year ended February 28, 2001 as follows: Net sales for the three months ended February 28, 2001 were $22.1 million versus $21.8 million in the comparable prior-year period, an increase of 1.4%. Net sales for the year ended February 28, 2001 were $123.0 million versus $126.8 million for the prior year, a decrease of 3.0%. Excluding non-cash charges for the Company's ESOP, the Company had a net loss of $4.1 million, or ($0.27) per diluted share, for the quarter ended February 28, 2001 compared to ESOP-adjusted net income for the quarter ended February 29, 2000 of $1.3 million, or $0.08 per diluted share. ESOP-adjusted net income was $3.8 million, or $0.24 per diluted share, for the year ended February 28, 2001 compared to $13.5 million, or $0.90 per diluted share, for the prior year. Including ESOP charges, the fourth-quarter 2001 net loss was $4.7 million, or ($0.31) per diluted share, compared to net income of $899,000, or $0.06 per diluted share, a year ago. Including ESOP charges, net income for the year ended February 28, 2001 was $1.3 million, or $0.08 per diluted share, compared to net income of $12.0 million, or $0.80 per diluted share, a year ago. All per share amounts disclosed herein reflect a two-for-one stock split effected in the form of a stock dividend on June 19, 2000. The Company does not anticipate any changes to its results from operations set forth above.

                            MEADE INSTRUMENTS CORP.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 30, 2001                          By: /s/ BRENT W. CHRISTENSEN
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                                                     Brent W. Christensen
                                                     Vice President-Finance
                                                     and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

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           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).